Exhibit 99.1
MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2012 SECOND QUARTER RESULTS
Financial Highlights
•	Gross bookings(1) for Air ticketing and Hotels and packages combined increased by $89.0 million to $245.0 million, representing growth of 57.0% year over year (yoy).
•	Number of Transactions for Air ticketing and Hotels and packages combined increased 64.0% yoy.
•	Revenue rose 83.8% yoy to $43.8 million.
•	Revenue less service costs(2) increased 65.8% yoy to $21.3 million.
•	Net revenue margin(3) for Air ticketing and Hotels and packages combined increased by 0.4% to 8.3% yoy.
•
Results from operating activities improved yoy to $0.9 million, an increase of $0.6 million from the prior year’s fiscal second quarter. Adjusted operating profit(4) improved to $2.3 million, versus $0.5 million in the prior year’s fiscal second quarter.

•
Profit (Loss) for the period was $0.07 million versus $(1.8) million in the prior year’s fiscal second quarter. Adjusted net income(5) was $1.5 million versus $0.6 million in the prior year’s fiscal second quarter.

Gurgaon, India and New York, November 8, 2011 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal quarter ended September 30, 2011.
“MakeMyTrip has performed quite well in the seasonally slow second quarter” said Deep Kalra, Chairman and CEO. “Our success was driven by our relentless focus on delivering a great user experience and unmatched value for MakeMyTrip customers as the travel market in India continues to move online.”

	3 months Ended	3 months Ended	YoY
(in thousands except EPS)	September 30, 2010	September 30, 2011	Change

Financial Summary as per IFRS
Revenue	$23,828.4	$43,790.0	83.8%
Revenue Less Service Costs(2)	$12,867.9	$21,333.2	65.8%
Air Ticketing	$10,280.7	$16,638.0	61.8%
Hotels and Packages	$2,060.2	$3,784.7	83.7%
Other	$527.1	$910.5	72.7%
Results from Operating Activities	$325.2	$932.7	186.8%
Adjusted Operating Profit(4)	$479.4	$2,330.8	386.2%
Profit (Loss) for the period	$(1,795.7)	$74.2
Adjusted Net Income(5)	$579.0	$1,526.0	163.5%
Diluted earnings (loss) per share	$(0.07)	$0.003
Adjusted Diluted earnings per share(5)	$0.02	$0.04

Operating Metrics
Gross Bookings	$155,988.0	$244,950.0	57.0%
Air Ticketing	$138,613.3	$213,709.1	54.2%
Hotels and Packages	$17,374.7	$31,240.9	79.8%
Number of Transactions
Air Ticketing	620.9	995.9	60.4%
Hotels and Packages	31.4	74.2	135.8%

(1)	Represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.

(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.

(3)	Revenue less service cost as a percentage of gross bookings.

(4)	Results from operating activities excluding employee share-based compensation costs.

(5)
Profit for the period excluding employee share-based compensation costs, costs related to initial public offering, interest expense on the liability portion of preference shares, interest accretion on financial liability related to business combination, changes in the fair market value of embedded derivatives in the preference shares and income tax (benefit) expense.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (2) to (5) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Recent Developments
Investment in My Guest House Accommodations Private Limited
On November 8, 2011, we entered into a shareholders’ agreement and share subscription and purchase agreement with My Guest House Accommodations Private Limited (MGH) and its existing shareholders. Pursuant to these agreements, we can acquire 100% of MGH’s ordinary shares through an earn out structure based upon the achievement of various business parameters spread over eight years. We expect the first closing to take place in November 2011, pursuant to which the Company will acquire an approximately 29% stake in MGH against a cash investment of approximately $1.0 million.
MGH is based in New Delhi, India and is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. We believe the investment strengthens our presence in the distribution of low budget accommodation inventory. It will also strengthen our connectivity with hotels in India and allow us to improve efficiency in the distribution of hotel room inventories.
Resignation of Mr. Sanjeev Aggarwal from the Board of Directors of the Company
Mr. Sanjeev Aggarwal has on November 1, 2011 tendered his resignation as a director of the Company. The Board, in its meeting held on November 7, 2011, has noted and approved the same effective November 1, 2011. Consequently, the current Board of directors of the Company comprises of 8 directors.

Fiscal 2012 Second Quarter Financial Results(1)
Revenue. We generated revenue of $43.8 million in the quarter ended September 30, 2011, an increase of 83.8% over revenue of $23.8 million in the quarter ended September 30, 2010.
Air Ticketing. Revenue from our air ticketing business increased by 85.1% to $19.0 million in the quarter ended September 30, 2011 from $10.3 million in the quarter ended September 30, 2010. Our Revenue less service costs increased by 61.8% to $16.6 million in the quarter ended September 30, 2011 from $10.3 million in the quarter ended September 30, 2010. This was due to increase in gross bookings of 54.2% as well as an increase in net revenue margin from 7.4% in the quarter ended September 30, 2010 to 7.8% in the quarter ended September 30, 2011.
Hotels and Packages. Revenue from our hotels and packages business increased by 83.2% to $23.8 million in the quarter ended September 30, 2011 from $13.0 million in the quarter ended September 30, 2010. Our Revenue less service costs increased by 83.7% to $3.8 million in the quarter ended September 30, 2011 from $2.1 million in the quarter ended September 30, 2010. This was due to an increase in gross bookings by 79.8% as well as increase in net revenue margin from 11.9% in the quarter ended September 30, 2010 to 12.1% in the quarter ended September 30, 2011.
Other Revenue. Our other revenue increased to $0.9 million in the quarter ended September 30, 2011 from $0.5 million in the quarter ended September 30, 2010, primarily due to increase in sale of rail tickets and bus tickets and other miscellaneous income.
Total Revenue less Service Cost. Our total revenue less service cost increased by 65.8% to $21.3 million in the quarter ended September 30, 2011 from $12.9 million in the quarter ended September 30, 2010 as a result of a 61.8% increase in our air ticketing revenue less service cost, as well as a 83.7% increase in our hotels and packages revenue less service cost.
Personnel Expenses. Personnel expenses increased to $6.7 million in the quarter ended September 30, 2011 from $3.4 million in the quarter ended September 30, 2010, mainly as a result of employee share-based compensation costs of $1.4 million on RSU’s granted to employees in the current quarter as well as due to increases in annual wages and average employee headcount year over year in the quarter ended September 30, 2011. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue remained at the same level of 24.9% year over year and increased by 4% from 20.9% in the previous quarter.
Other Operating Expenses. Other operating expenses increased by 49.1% to $13.0 million in the quarter ended September 30, 2011 from $8.7 million in the quarter ended September 30, 2010, primarily as a result of an increase in payment gateway charges, advertising and business promotion expenses and outsourcing expenses in line with the growth in our business. Other Operating Expenses as a percentage of net revenue decreased by 6.8% year over year to 61.0% driven primarily by operating leverage from advertising and business promotion expenses.
Results from Operating Activities. As a result of the foregoing factors, our results from operating activities improved to a profit of $0.9 million in the quarter ended September 30, 2011 from a profit of $0.3 million in the quarter ended September 30, 2010. Excluding the effects of our employee share-based compensation costs for both quarters ended September 30, 2011 and 2010, we would have recorded an operating profit of $2.3 million in the quarter ended September 30, 2011 and an operating profit of $0.5 million in the quarter ended September 30, 2010.
Net Finance Income (Cost). Our net finance income (cost) decreased to $(0.9) million in the quarter ended September 30, 2011 from $(2.1) million in the quarter ended September 30, 2010, primarily due to initial public offering costs of $2.1 million in the prior fiscal year’s corresponding quarter, offset by a higher foreign exchange loss of $(0.8) million in the quarter ended September 30, 2011 due to depreciation of the Indian rupee versus US dollar.
Profit (loss) for the period. As a result of the foregoing factors, including the effects of our employee share-based compensation costs, our profit for the quarter ended September 30, 2011 was $0.07 million as compared to a loss of $(1.8) million in the quarter ended September 30, 2010. Excluding the effects of employee share-based compensation costs for both fiscal second quarter of 2011-12 and 2010-11, initial public offering costs, interest accrued on the liability portion of preference shares, changes in fair market value of embedded derivatives in the preference shares in the second quarter of fiscal 2010-11, and interest accretion on financial liability related to business combination in the second quarter of fiscal 2011-12, we would have recorded a net profit of $1.5 million in the quarter ended September 30, 2011 and a net profit of $0.6 million in the quarter ended September 30, 2010.
Earnings per share. Diluted earnings per share were $0.003 for the quarter ended September 30, 2011 as compared to losses per share of $(0.07) in the prior quarter ended September 30, 2010. Adjusted for initial public offering costs, interest accrued on the liability portion of preference shares, interest accretion on financial liability related to business combination and employee share-based compensation costs as mentioned in the preceding paragraph, diluted earnings per share were $0.04 in the quarter ended September 30, 2011, compared to diluted earnings per share of $0.02 in the quarter ended September 30, 2010.

(1)
Our consolidated operating and financial results for the quarter ended September 30, 2011 include the operating and financial results of LTT, respectively. On May 9, 2011, we acquired approximately 79% of LTT and agreed to acquire the remaining shares in three tranches over a three-year earn-out period.

Fiscal Year 2011-12 Outlook
The Company continues to be optimistic of its long term growth prospects and would like to reaffirm the Fiscal 2012 full year guidance range for Revenue less service costs at $86 to $89 million. It may however be noted that the guidance is being maintained keeping in mind the uncertainties in the operating environment, including high domestic crude oil prices in India and more recently an unexpected weakening of the Indian rupee relative to the U.S. dollar.
Conference Call
MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended September 30, 2011 beginning at 7:30 a.m. EST on November 8, 2011. To participate, please dial 1-855-500-8701 from within the U.S. or + 65-6723-9385 from any other country. Thereafter, callers will be prompted to enter the participant passcode 22581935. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.
A telephonic replay of the conference call will be available for two weeks by dialing +1-866-214-5335 in the U.S. or by dialing +61-2-8235-5000 from any other country and using passcode 22581935. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.
About Non-IFRS Financial Measures
As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
The company believes that Adjusted operating profit and Adjusted net income are useful in measuring the results of the company. The IFRS measures most directly comparable to Adjusted operating profit and Adjusted net income are Results from operating activities and Income (Loss) for the period, respectively. The company believes that adjustments to these IFRS measures (including employee stock compensation costs, interest accretion on preference stock, expenses such as initial public offering costs, follow-on public offering costs, gain or loss in fair market value of the embedded options within preference stock, interest accretion on financial liability related to business combination and income tax benefit (expense)) provide investors and analysts a more accurate representation of the company’s operating results.
Safe Harbor Statement
This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the company’s current expectations, assumptions, estimates and projections about the company and its industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated September 2, 2011, filed with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited and MakeMyTrip.com
MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip.com Inc., Luxury Tours & Travel Pte Ltd, Singapore (LTT) and Luxury Tours (Malaysia) Sdn Bhd. The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary website, www.makemytrip.com, and other technology-enhanced platforms, the company provides access to all major domestic full-service and low-cost airlines operating in India, all major airlines operating to and from India, over 6,000 hotels in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators.
For more details, please contact:
INVESTOR RELATIONS
Jonathan Huang
MakeMyTrip.com Inc.
+1 (646) 405-1311
jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at March 31,	As at September
	2011	30, 2011
	(in USD)
Assets
Property, plant and equipment	3,762,598	5,136,505
Intangible assets	2,796,840	7,053,290
Trade and other receivables, net	600,067	894,017
Other investments	—	4,845,480
Term deposits	706,873	582,335
Other non-current assets	219,021	546,208
Deferred tax assets	2,924,308	2,669,030

Total non-current assets	11,009,707	21,726,865

Inventories	—	4,134,149
Current tax assets	3,855,431	4,995,000
Trade and other receivables, net	12,257,102	17,293,552
Term deposits	16,235,047	35,758,252
Other current assets	17,852,029	35,637,368
Cash and cash equivalents	51,730,321	39,646,279

Total current assets	101,929,930	137,464,600

Total assets	112,939,637	159,191,465

Equity
Share capital	17,546	18,463
Share premium	111,541,661	149,146,710
Accumulated deficit	(38,024,060)	(37,998,024)
Share based payment reserve	3,914,844	4,250,075
Foreign currency translation reserve	(1,174,111)	(6,069,829)

Total equity attributable to equity holders of the Company	76,275,880	109,347,395
Non-controlling interest	—	(2,247)

Total equity	76,275,880	109,345,148

Liabilities
Loans and borrowings	148,923	246,033
Employee benefits	667,050	689,264
Deferred tax liabilities	—	85,890
Other non-current liabilities	503,320	1,386,966

Total non-current liabilities	1,319,293	2,408,153

Bank overdraft	3,855,977	9,437,544
Loans and borrowings	60,634	140,159
Trade and other payables	29,694,702	36,510,277
Deferred income	26,533	24,217
Other current liabilities	1,706,618	1,325,967

Total current liabilities	35,344,464	47,438,164

Total liabilities	36,663,757	49,846,317

Total equity and liabilities	112,939,637	159,191,465

MAKEMYTRIP LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
	September 30		September 30
	2010	2011	2010	2011
	(in USD)
Revenue
Air ticketing	10,280,659	19,030,864	20,270,185	33,708,501
Hotels and packages	13,020,721	23,848,605	36,243,065	60,437,950
Other revenue	527,069	910,500	1,037,982	1,691,198

Total revenue	23,828,449	43,789,969	57,551,232	95,837,649

Service cost
Procurement cost of hotel and packages services	10,960,564	20,063,906	30,824,182	50,737,728
Cost of air tickets coupon	—	2,392,904	—	2,661,939
Personnel expenses	3,357,443	6,718,390	6,813,045	10,987,040
Other operating expenses	8,731,378	13,019,479	17,426,625	27,496,063
Depreciation and amortization	453,815	662,611	902,815	1,230,429

Result from operating activities	325,249	932,679	1,584,565	2,724,450

Finance income	357,497	428,699	726,718	890,532
Finance costs	2,478,408	1,290,262	2,795,541	2,794,746

Net finance costs	(2,120,911)	(861,563)	(2,068,823)	(1,904,214)

Profit (loss) before tax	(1,795,662)	71,116	(484,258)	820,236

Income tax benefit (expense)	—	3,124	(1,209)	4,920

Profit (loss) for the period	(1,795,662)	74,240	(485,467)	825,156

Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	565,566	(4,869,160)	109,576	(4,929,579)
Defined benefit plan actuarial losses	(33,640)	2,646	(33,640)	2,646

Other comprehensive income (loss) for the period, net of tax	531,926	(4,866,514)	75,936	(4,926,933)

Total comprehensive loss for the period	(1,263,736)	(4,792,274)	(409,531)	(4,101,777)

Profit (Loss) attributable to:
Owners of the Company	(1,795,736)	121,058	(485,837)	877,907
Non-controlling interest	74	(46,818)	370	(52,751)

Profit (loss) for the period	(1,795,662)	74,240	(485,467)	825,156

Total comprehensive income (loss) attributable to:
Owners of the Company	(1,263,902)	(4,714,947)	(409,915)	(4,015,164)
Non-controlling interest	166	(77,327)	384	(86,613)

Total comprehensive income (loss) for the period	(1,263,736)	(4,792,274)	(409,531)	(4,101,777)

Earnings (loss) per share
Basic	(0.07)	0.003	(0.02)	0.02
Diluted	(0.07)	0.003	(0.02)	0.02

Weighted average number of shares
Basic	25,890,553	36,882,797	21,723,732	36,292,257
Diluted	25,890,553	38,146,258	21,723,732	37,724,303

MAKEMYTRIP LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
					Foreign
				Share based	currency		Non-
	Share	Share	Accumulated	payment	translation		controlling
	capital	premium	deficit	reserve	reserve	Total	interest	Total equity
	(In USD)
Balance as at April 1, 2011	17,546	111,541,661	(38,024,060)	3,914,844	(1,174,111)	76,275,880	—	76,275,880
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	877,907	—	—	877,907	(52,751)	825,156

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	(4,895,718)	(4,895,718)	(33,862)	(4,929,580)
Defined benefit plan actuarial gains (losses), net of tax	—	—	2,646	—	—	2,646	—	2,646

Total other comprehensive income (loss)	—	—	2,646	—	(4,895,718)	(4,893,072)	(33,862)	(4,926,934)

Total comprehensive income (loss) for the period	—	—	880,553	—	(4,895,718)	(4,015,165)	(86,613)	(4,101,778)

Transactions with owners, recorded directly in equity Contributions by owners
Share-based payment	—	—	—	1,254,257	—	1,254,257	—	1,254,257
Issue of ordinary shares on exercise of share options	144	1,328,608	—	(902,609)	—	426,143	—	426,143
Transfer to accumulated defecit on expiry of share options	—	—	16,417	(16,417)	—	—	—	—
Issue of ordinary shares through follow-on public offering, net of issuance costs	773	36,276,441	—	—	—	36,277,214	—	36,277,214

Total contributions by owners	917	37,605,049	16,417	335,231	—	37,957,614	—	37,957,614

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	(870,934)	—	—	(870,934)	—	(870,934)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	84,366	84,366

Total changes in ownership interest in subsidiaries	—	—	(870,934)	—	—	(870,934)	84,366	(786,568)

Total transactions with owners	917	37,605,049	(854,517)	335,231	—	37,086,680	84,366	37,171,046

Balance as at September 30, 2011	18,463	149,146,710	(37,998,024)	4,250,075	(6,069,829)	109,347,395	(2,247)	109,345,148

MAKEMYTRIP LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	For the six months ended
	September 30
	2010	2011
	(in USD)
Profit (loss) for the period	(485,467)	825,156
Adjustments for Non Cash Items	3,285,872	4,444,941
Change in working capital	(4,775,489)	(25,323,762)

Net cash used in operating activities	(1,975,083)	(20,053,663)

Net cash used in investing activities	(525,457)	(31,629,793)

Net cash from financing activities	54,207,299	35,174,170

Increase (decrease) in cash and cash equivalents	51,706,759	(16,509,286)

Cash and cash equivalents at beginning of the period	5,345,460	47,874,344
Effect of exchange rate fluctuations on cash held	(71,756)	(1,156,323)

Cash and cash equivalents at end of the period	56,980,463	30,208,735

MAKEMYTRIP LIMITED
RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three months ended September 30
	Air ticketing		Hotels and packages		Others		Total
	2010	2011	2010	2011	2010	2011	2010	2011
	(in USD)
Revenue	10,280,659	19,030,864	13,020,721	23,848,605	527,069	910,500	23,828,449	43,789,969

Less:
Service cost	—	2,392,904	10,960,564	20,063,906	—	—	10,960,564	22,456,810

Revenue less service cost	10,280,659	16,637,960	2,060,157	3,784,699	527,069	910,500	12,867,885	21,333,159

	Six months ended September 30
	Air ticketing		Hotels and packages		Others		Total
	2010	2011	2010	2011	2010	2011	2010	2011
Revenue	20,270,185	33,708,501	36,243,065	60,437,950	1,037,982	1,691,198	57,551,232	95,837,649

Less:
Service cost	—	2,661,939	30,824,182	50,737,728	—	—	30,824,182	53,399,667

Revenue less service cost	20,270,185	31,046,562	5,418,883	9,700,222	1,037,982	1,691,198	26,727,050	42,437,982

	For the three months ended		For the six months ended
Reconciliation of Adjusted Operating Profit	September 30		September 30
(Unaudited)	2010	2011	2010	2011
	(in USD)
Result from operating activities as per IFRS	325,249	932,679	1,584,565	2,724,450
Add: Employee share-based compensation costs	154,109	1,398,168	307,060	1,254,257

Adjusted Operating Profit	479,358	2,330,847	1,891,625	3,978,707

	For the three months ended		For the six months ended
Reconciliation of Adjusted Net Income	September 30		September 30
(Unaudited)	2010	2011	2010	2011
	(in USD)
Income (loss) for the period as per IFRS	(1,795,662)	74,240	(485,467)	825,156
Add: Employee share-based compensation costs	154,109	1,398,168	307,060	1,254,257
Add: Cost related to initial public offerings and follow-on public offering	2,086,583	—	2,086,583	879,994
Less: Gain on change in fair market value of derivatives	(11,681)	—	(48,382)	—
Add: Interest accretion on preference stock	145,657	—	426,291	—
Add: Interest accretion on financial liability related to business combination	—	56,682	—	89,056
Add: Income tax (benefit) expense	—	(3,124)	1,209	(4,920)

Adjusted Net Income	579,006	1,525,966	2,287,294	3,043,543

Adjusted Earning per share
Diluted	0.02	0.04	0.10	0.08

MAKEMYTRIP LIMITED
OPERATING DATA

	For the three months ended		For the six months ended
	September 30		September 30
	2010	2011	2010	2011
	(in thousands, except percentages)
Number of transactions
Air ticketing	620.9	995.9	1,211.4	1,900.0
Hotels and packages(1)	31.4	74.2	73.9	147.5

Revenue less service cost:
Air ticketing	10,280.7	16,638.0	20,270.2	31,046.6
Hotels and packages	2,060.2	3,784.7	5,418.9	9,700.2
Other revenue	527.1	910.5	1,038.0	1,691.2

	$12,867.9	$21,333.2	$26,727.1	$42,438.0

Gross Bookings
Air ticketing	138,613.3	213,709.1	285,093.2	432,528.7
Hotels and packages	17,374.7	31,240.9	45,538.8	76,537.3

	$155,988.0	$244,950.0	$330,632.0	$509,066.0

Net revenue margins
Air ticketing	7.4%	7.8%	7.1%	7.2%
Hotels and packages	11.9%	12.1%	11.9%	12.7%

Combines net revenue margin for air ticketing and hotels and packages	7.9%	8.3%	7.8%	8.0%

(1)	Includes transactions of LTT for three months and six months ended September 30, 2011.